UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

LPath Inc.

(Name of Issuer)

Common Stock

$.001 par value

(Title of Class of Securities)

548910 10 8

(CUSIP Number of Class of Securities)

Jeffrey A. Welikson

Corporate Secretary

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas, 42nd Floor

New York, NY 10020

(212) 526-0858

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

August 13, 2008

(Date of Event which required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 548910 10 8

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Holdings Inc. 13-3216325
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,105,311 [1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,105,311 [1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,105,311 [1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%[2]
14.	TYPE OF REPORTING PERSON: HC/CO

_________________________

1  Excludes warrants to purchase 3,868,438 shares because the terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock.

2  Based on 52,128,819 shares of Common Stock outstanding as of August 13, 2008.

#567202 v3 \17294 \011

2

CUSIP No. 548910 10 8

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Inc. 13-2518466
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,105,311 [1]
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 12,105,311 [1]
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,105,311 [1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%[2]
14.	TYPE OF REPORTING PERSON: BD/CO

Excludes warrants to purchase 3,868,438 shares because the terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock.

2 Based on 52,128,819 shares of Common Stock outstanding as of August 13, 2008.

CUSIP No. 548910 10 8

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LB I Group Inc. 13-2741778
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,105,311 [1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 12,105,311 [1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,105,311 [1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%[2]
14.	TYPE OF REPORTING PERSON: CO

Excludes warrants to purchase 3,868,438 shares because the terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock.

2 Based on 52,128,819 shares of Common Stock outstanding as of August 13, 2008.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed on April 16, 2007 (the “Original 13D”) by Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”), Lehman Brothers Inc., a Delaware Corporation (“LBI”), and LB I Group Inc., a Delaware corporation (“LB I Group,” and together with Holdings and LBI, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Lpath Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed on June 14, 2007 (“Amendment No. 1,” and together with the Original 13D, the “Schedule 13D Filing”).

Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D Filing are amended and supplemented as follows:

ITEM 2.	IDENTITY AND BACKGROUND

Appendix A to the Schedule 13D Filing, which sets forth the names, residence and business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons, is hereby amended in its entirety. Appendix A, as amended, is attached hereto and incorporated by reference herein.

ITEM 3.	SOURCE OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 3,684,211 shares of Common Stock purchased in a private placement on August 13, 2008 was $3,500,000.45. LB I Group also received warrants as part of the transaction. The source of the funds employed to pay the aggregate purchase price was the general working capital of LB I Group.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D Filing is hereby supplemented to include the following:

On August 13, 2008, LB I Group purchased 3,684,211 shares of Common Stock and received 921,053 warrants as part of a private placement financing by the Issuer to recapitalize the Issuer. LB I Group is the largest single investor in such financing, but was one of approximately 10 investors in such financing.

The Reporting Persons review their holdings in the Issuer on an ongoing basis. Depending on such review, each of the Reporting Persons may make additional purchases or sales of the Issuer’s securities in the future. Additional transactions, if any, in the Issuer’s securities will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. In addition, the Reporting Persons may engage, from time to time, in discussions with the Issuer and other stockholders of the Issuer concerning the Issuer and its business.

Except as otherwise described in the Schedule 13D Filing, none of the Reporting Persons have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D Filing is hereby amended in its entirety as follows:

(a)	See Items 11 and 13 of the cover page for each Reporting Person.

LB I Group is the actual owner of the 12,105,311 shares of Common Stock and 3,868,438 warrants reported herein. The terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock and are, therefore, as of the date of this Amendment, not exercisable.

Under the rules and regulations of the Securities and Exchange Commission, both LBI and Holdings may be deemed to be the beneficial owners of the shares of Common Stock and warrants owned by LB I Group. Jeffrey Ferrell, who is a senior vice president of LBI and of LB I Group and is a director of the Issuer, disclaims beneficial ownership of the shares of Common Stock and warrants held by the Reporting Persons.

(b)	See Items 7 through 10 of the cover page for each Reporting Person.

(c)	Except as disclosed below, the Reporting Persons have not effected any transactions within the past 60 days.

On August 13, 2008, LB I Group purchased 3,684,211 shares of Common Stock in a private placement at a price of $0.95 per share and received warrants to purchase 921,053 shares of Common Stock with an exercise price of $1.25.

(d)

None of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a Registration Rights Agreement executed in connection with the private placement of securities described above, the Issuer has undertaken to file a shelf registration statement with the Securities and Exchange Commission covering the resale of the Common Stock and Common Stock underlying the warrants sold in the private placement not later than September 12, 2008 and to use its best efforts to cause the shelf registration statement to be declared effective not later than December 11, 2008. The Common Stock and Common Stock underlying the warrants purchased by LB I Group in the private placement will be included in this shelf registration statement. If the Issuer fails to have an effective shelf registration statement in place after December 11, 2008, but files a registration statement with the Securities and Exchange Commission relating to another offering of its equity securities, LB I Group may request that the Common Stock and Common Stock underlying the warrants sold in the private placement be included in the registration statement, provided that the Issuer shall not be required to register any Common Stock or Common Stock underlying warrants that are eligible for resale under Rule 144(b)(1) promulgated under the Securities Act. If (i) the Issuer fails to have an effective shelf registration statement in place prior to December 11, 2008, (ii) the shelf registration statement subsequently ceases to be effective or (iii) the investors in the private placement described above are otherwise not permitted to resell their securities under the shelf registration statement for any other reason for 30 consecutive calendar days or more than an aggregate of 60 calendar days during any 12-month period, then the Issuer is obligated to pay the investors an amount equal to 1.25% of the aggregate purchase price paid in the private placement for each month that the investors cannot resell their securities, up to an aggregate amount of 8.75% of the aggregate purchase price paid by such investors.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2	Joint Filer Agreement of the Reporting Persons dated August 18, 2008

Exhibit 3    Form of Securities Purchase Agreement among Lpath, Inc. and the investors signatory thereto.

Exhibit 4    Form of Registration Rights Agreement among Lpath, Inc. and the investors signatory thereto.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2008

LEHMAN BROTHERS HOLDINGS INC.

By: /s/ Gwen J. Zeisler

------------------------------------------------
Name: Gwen J. Zeisler
Title: Vice President

LEHMAN BROTHERS INC.

By: /s/ Gwen J. Zeisler

------------------------------------------------
Name: Gwen J. Zeisler
Title: Vice President

LB I GROUP INC.

By: /s/ Gwen J. Zeisler

------------------------------------------------
Name: Gwen J. Zeisler
Title: Vice President

APPENDIX A

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby’s Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SIR CHRISTOPHER GENT Non-Executive Chairman of GlaxoSmithKline plc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JERRY A. GRUNDHOFER Chairman Emeritus and Retired Chief Executive Officer of U.S. Bancorp	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

ROLAND A. HERNANDEZ Retired Chairman and Chief Executive Officer of Telemundo Group, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

HENRY KAUFMAN President of Henry Kaufman & Company, Inc.	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

HERBERT H. MCDADE III President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

IAN T. LOWITT Chief Financial Officer, Controller and Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT J. FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

HOWARD L. CLARK, JR. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

FREDERICK FRANK Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS

RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

HERBERT H. MCDADE III President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

IAN T. LOWITT Chief Financial Officer, Controller and Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SCOTT J. FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States.

LB I GROUP INC.

BOARD OF DIRECTORS

NAME / TITLE	BUSINESS ADDRESS

IAN T. LOWITT	Lehman Brothers Holdings Inc.
Chief Financial Officer, Controller and Co-Chief Administrative Officer	745 Seventh Avenue
New York, NY 10019

MARTIN KELLY	Lehman Brothers Holdings Inc.
Managing Director	745 Seventh Avenue
New York, NY 10019

All above individuals are citizens of the United States.

LB I GROUP INC.

EXECUTIVE OFFICERS

NAME / TITLE	BUSINESS ADDRESS

IAN T. LOWITT	Lehman Brothers Holdings Inc.
Chief Financial Officer, Controller and Co-Chief Administrative Officer	745 Seventh Avenue
New York, NY 10019

MARTIN KELLY	Lehman Brothers Holdings Inc.
Managing Director	745 Seventh Avenue
New York, NY 10019

All above individuals are citizens of the United States.